Exhibit 1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Vacasa, Inc., a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Date: January 7, 2025

/s/ Benjamin Levin
      Benjamin Levin

Level Equity Opportunities Fund 2015, L.P.

By: Level Equity Partners II (GP), L.P.
    its general partner
By: Level Equity Associates II, LLC
    its general partner

By: /s/ Nathan Linn
     Name: Nathan Linn
     Title: Chief Operating Officer

Level Equity Opportunities Fund 2018, L.P.

By: Level Equity Partners IV (GP), L.P.
    its general partner
By: Level Equity Associates IV, LLC
    its general partner

By: /s/ Nathan Linn
    Name: Nathan Linn
    Title: Chief Operating Officer

LEGP II AIV(B), L.P.

By: /s/ Nathan Linn
    Name: Nathan Linn
    Title: Chief Operating Officer

LEGP I VCS, LLC

By: /s/ Nathan Linn
    Name: Nathan Linn
    Title: Chief Operating Officer

LEGP II VCS, LLC

By: /s/ Nathan Linn
    Name: Nathan Linn
    Title: Chief Operating Officer

Level Equity – VCS Investors, LLC

By: /s/ Nathan Linn
    Name: Nathan Linn
    Title: Chief Operating Officer

Level Equity Associates II, LLC

By: /s/ Nathan Linn
    Name: Nathan Linn
    Title: Chief Operating Officer